VIA EDGAR

July 6, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jason Drory and Mary Beth Breslin

Re:	TransCode Therapeutics, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-253599

Dear Mr. Drory and Ms. Breslin,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TransCode Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 8, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Michael Bison at (617) 570-1933. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael Bison, by facsimile to (617) 321-4370.

If you have any questions regarding this request, please contact Michael Bison of Goodwin Procter LLP at (617) 570-1933.

Sincerely,

TRANSCODE THERAPEUTICS, INC.

/s/ Robert Michael Dudley
Robert Michael Dudley Chief Executive Officer

cc:	Thomas A. Fitzgerald, TransCode Therapeutics, Inc.
Benjamin Bertan, Esq., Goodwin Procter LLP
Kaitlin Carragher, Esq., Goodwin Procter LLP